Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth Dyax Corp.’s ratio of earnings to fixed charges for the periods indicated.

	YEARS ENDED DECEMBER 31,					NINE MONTHS ENDED SEPTEMBER 30,
(dollars in thousands)	2005	2006	2007	2008	2009	2010

Net loss from continuing operations	$(30,944)	$(50,323)	$(56,309)	$(66,468)	$(62,419)	$(15,561)

Fixed charges:
Interest expense	1,050	3,798	9,082	7,753	10,082	9,197
Interest factor of rent expense	1,535	1,738	1,855	2,537	2,178	1,241

Total fixed charges	2,585	5,536	10,937	10,290	12,260	10,438

Net loss from continuing operations plus fixed charges	(28,359)	(44,787)	(45,372)	(56,178)	(50,159)	(5,123)

Ratio of earnings to fixed charges(2)	-	-	-	-	-	-

(1)
The ratio of earnings to fixed charges is defined as earnings divided by fixed charges.  For purposes of this ratio, earnings is defined as net loss from continuing operations plus fixed charges.  Fixed charges is defined as the sum of interest expense and the component of rental expense that we believe to be representative of the interest factor for those amounts.

(2)
For the years ended December 31, 2005, 2006, 2007, 2008 and 2009, earnings were insufficient to cover fixed charges by $30.9 million, $50.3 million, 56.3 million, $66.5 million and $62.4 million, respectively.  For the nine month period ended September 30, 2010, earnings were insufficient to cover fixed charges by $15.6 million.